# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: 180 LIFE SCIENCES CORP., CIK 0001690080
CUSIP: 68236V302
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 3000 El Camino Real, Bldg 4, STE 200, Palo Alto, California (CA), 94306
Date of event which requires filing of this statement: 07/24/2025
Filed by CIK 0002015193
Persons authorized to receive notices and communications: Blair Jordan, 3000 El Camino Real,, Bldg. 4, Suite 200,, Palo Alto, California (CA), 94306, 650-507-0669

## Reporting persons
- Blair Jordan (CIK 0002015193): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 160,000; shared voting power 2,138,742; sole dispositive power 160,000; shared dispositive power 0; aggregate amount beneficially owned 2,298,742 (1.5% of the class)
  Comment: See Item 3 below. Percentage ownership is based on 154,032,084 shares of common stock of the Issuer outstanding as of August 5, 2025, as set forth in the Current Report on Form 8-K filed by the Issuer on August 5, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: 180 LIFE SCIENCES CORP.
Address of issuer's principal executive offices: 3000 El Camino Real, Bldg 4, STE 200, Palo Alto, California (CA), 94306
Comment: This Amendment No. 4 (the "Amendment") amends and replaces in its entirety the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by Blair Jordan on February 25, 2025, as amended by Amendment No. 1 thereto filed with the Commission on April 30, 2025, Amendment No. 2 thereto filed with the Commission on June 20, 2025 and Amendment No. 3 thereto filed with the Commission on July 2, 2025. This Amendment No. 4 is being filed to disclose the grant of certain options to purchase shares of common stock to an entity controlled by Mr. Jordan, the exercisability of certain previously granted options, and Mr. Jordan's ownership falling below 5% of the Issuer's outstanding common stock.

## Item 2. Identity and Background
Name of person filing: This Statement is being filed by Blair Jordan, the "Reporting Person".
Residence or business address: Mr. Jordan's business address is 3000 El Camino Real, Bldg. 4, Suite 200, Palo Alto, California, 94306.
Present principal occupation or employment: Mr. Jordan's principal business occupation is the Chief Executive Officer of the Issuer.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Jordan is a citizen of Canada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On February 5, 2025, the Issuer, the Reporting Person and Dr. James Woody, entered into a Voting Agreement, whereby Dr. Woody agreed to vote a total of 43,166 shares of the Issuer's common stock, as recommended by the Board of Directors of the Issuer, at any meeting of stockholders or via any written consent of stockholders, which may occur prior to February 5, 2026, the date after August 5, 2025, that Dr. Woody has sold all of the shares, or the date that the Issuer terminates the Voting Agreement. In order to enforce the terms of the Voting Agreement, Dr. Woody provided the Reporting Person (or his assigns), solely for the benefit of the Issuer, an irrevocable voting proxy to vote the 43,166 shares pursuant to the guidelines set forth above at any meeting of stockholders or via any written consent of stockholders. As a result of the irrevocable voting proxy, Mr. Jordan may be deemed to beneficially own the 43,166 shares of common stock of the Issuer held by Dr. Woody. Except for the limited right to vote such shares pursuant to the Voting Agreement, Mr. Jordan has no dispositive control over the shares, nor any pecuniary interest therein.

On February 20, 2025, the Issuer entered into an Executive Consulting Agreement with Mr. Blair Jordan dated February 21, 2025, the Issuer's Chief Executive Officer and director, and Blair Jordan Strategy and Finance Consulting Inc. (an entity owned by Mr. Jordan)("Jordan Consulting" and the "Jordan Consulting Agreement"). The Issuer also agreed to grant 160,000 shares of restricted common stock (the "Shares"), to Mr. Jordan under the Issuer's Third Amended and Restated 180 Life Sciences Corp. 2022 Omnibus Incentive Plan (the "Incentive Plan"), with such Shares to be evidenced and documented by a Notice of Restricted Stock Grant and Restricted Stock Grant Agreement to be entered into between Mr. Jordan and the Issuer, and subject to vesting as follows: (a) 80,000 Shares vest on January 1, 2026, subject to Mr. Jordan's continued service to the Issuer on such vesting date; and (b) 80,000 Shares vest on December 31, 2026, subject to Mr. Jordan's continued service to the Issuer on such vesting date.

On February 21, 2025, the Issuer, the Reporting Person and Dr. Marlene Krauss, entered into a Voting Agreement, whereby Dr. Krauss agreed to vote a total of 200,000 shares of the Issuer's common stock, as recommended by the Board of Directors of the Issuer, at any meeting of stockholders or via any written consent of stockholders, which may occur prior to August 21, 2025. In order to enforce the terms of the Voting Agreement, Dr. Krauss provided the Reporting Person (or his assigns), solely for the benefit of the Issuer, an irrevocable voting proxy to vote the 200,000 shares pursuant to the guidelines set forth above at any meeting of stockholders or via any written consent of stockholders. As a result of the irrevocable voting proxy, Mr. Jordan may be deemed to beneficially own the 200,000 shares of common stock of the Issuer held by Dr. Krauss. Except for the limited right to vote such shares pursuant to the Voting Agreement, Mr. Jordan has no dispositive control over the shares, nor any pecuniary interest therein.

On April 28, 2025, the Issuer, the Reporting Person and Elray Resources, Inc. ("Elray") entered into a Voting Agreement, whereby Elray agreed to vote a total of 1,318,000 shares of the Issuer's common stock, as recommended by the Board of Directors of the Issuer, at any meeting of stockholders or via any written consent of stockholders, which may occur prior to April 28, 2026. In order to enforce the terms of the Voting Agreement, Elray provided the Reporting Person (or his assigns), solely for the benefit of the Issuer, an irrevocable voting proxy to vote the 1,318,000 shares pursuant to the guidelines set forth above at any meeting of stockholders or via any written consent of stockholders. As a result of the irrevocable voting proxy, Mr. Jordan may be deemed to beneficially own the 1,318,000 shares of common stock of the Issuer held by Elray. Except for the limited right to vote such shares pursuant to the Voting Agreement, Mr. Jordan has no dispositive control over the shares, nor any pecuniary interest therein.

Effective June 17, 2025, the Board of Directors of the Company, with the recommendation of the Compensation Committee of the Board of Directors, approved the accelerated vesting of the 160,000 shares of restricted common stock originally issued to Mr. Jordan in February 2025, which originally were to vest at the rate of 1/2 of such shares on each of January 1, 2026 and December 31, 2026, subject to Mr. Jordan's continued service to the Company, and instead provided for such shares to vest in full as of June 17, 2025.

Effective June 17, 2025, the Board of Directors of the Company, with the recommendation of the Compensation Committee of the Board of Directors, approved the grant to Blair Jordan Strategy and Finance Consulting Inc., which entity Mr. Jordan owns and controls, of options to purchase 410,000 shares of common stock, in consideration for services rendered and to be rendered to the Company. The options were granted under the 2025 Option Incentive Plan (the "2025 Plan") and have a term of ten years, subject in all cases to the terms and conditions of the 2025 Plan and the award agreement entered into to evidence such grants, and Mr. Jordan's continued service with the Company. The options were to vest at the rate of 1/2 of such options on each of the six and twelve month anniversaries of the grant date, which vesting was accelerated in full by the Board of Directors on July 12, 2025. The options have an exercise price of $0.9290 per share, the closing sales price of the Company's common stock on the Nasdaq Capital Market on June 17, 2025. The 2025 Plan was approved by the Board of Directors, but was subject to stockholder approval, which was received on July 24, 2025, on which date the options became exercisable.

On June 17, 2025, the Company issued, after recommendation by the Compensation Committee of the Company's Board of Directors and approval by the Board of Directors, 167,576 shares of restricted common stock to Blair Jordan Strategy and Finance Consulting Inc., which entity Mr. Jordan owns and controls, which were to vest at the rate of 1/2 of such shares on each of the six and twelve month anniversaries of the grant date, subject to Mr. Jordan's continued service to the Company on the applicable vesting dates, which vesting was accelerated in fully by the Board of Directors on July 12, 2025. The grant was evidenced by a Notice of Restricted Stock Grant and Restricted Stock Grant Agreement entered into between the Company and Mr. Jordan. The grant was made under, and subject to the terms of, the Company's Third Amended and Restated 2022 Omnibus Incentive Plan. All 167,576 of the shares of common stock and 410,000 options discussed above which were granted on June 17, 2025, were issued in the name of Blair Jordan Strategy and Finance Consulting Inc., which entity Mr. Jordan owns and controls, and which shares he is deemed to beneficially own.

Effective July 29, 2025, the Board of Directors of the Issuer, with the recommendation of the Compensation Committee of the Board of Directors, approved the grant of stock options to purchase 3,908,986 shares of Common Stock to Blair Jordan, the Chief Executive Officer of the Company, in the name of Jordan Consulting. The Options were granted under the 2025 Supplemental Option Plan (the "2025 Supplemental Plan") and have a term of ten (10) years, subject in all cases to the terms and conditions of the 2025 Supplemental Plan and the award agreement entered into to evidence such grants. The Options are not exercisable until or unless the transactions contemplated by that certain Securities Purchase Agreement dated July 29, 2025, by and between the Company and the purchasers name therein occurred, which closing date was August 4, 2025, and are also subject to the 2025 Supplemental Plan being approved by stockholders of the Company prior to July 29, 2026. If stockholders do not approve the 2025 Supplemental Plan prior to July 29, 2026, the options will be unwound and cancelled. The Options have an exercise price of $2.92 per share, which is $0.01 above the closing sales price of the Company's common stock on The Nasdaq Capital Market on July 28, 2025.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Item 3 is hereby incorporated by reference into this Item 4. The Reporting Person acquired the securities for investment purposes. In the future, depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Person may purchase additional securities of the Issuer or dispose of some or all of the securities he currently owns from time to time in open market transactions, private transactions or otherwise. The Reporting Person may also acquire additional shares of common stock under various employee benefit and compensation arrangements with the Company in the future. The Reporting Person does not currently have any plans or proposals which relate to or would result in the following described: (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) Any material change in the present capitalization or dividend policy of the Issuer; (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (j) Any action similar to any of those enumerated above. The Reporting Person retains the right to change his investment intent, and may, from time to time, acquire additional shares of Common Stock or other securities of the Company, or sell or otherwise dispose of (or enter into a plan or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Company, if any, beneficially owned by him, in any manner permitted by law. However, the Reporting Person, in his capacity as a member of the Board and Chief Executive Officer may, from time to time, become aware of, initiate, and/or be involved in discussions that relate to the transactions described in this Item 4 and thus retains his right to modify his plans with respect to the transactions described in this Item 4 to acquire or dispose of securities of the Company and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number of shares of Common Stock beneficially owned by the Reporting Person and, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 and row 13 of the cover page(s) of this Schedule 13D and are incorporated herein by this reference thereto.
Number of shares as to which each person has sole or shared power to vote or dispose: The aggregate number of shares of Common Stock beneficially owned by the Reporting Person and, for the Reporting Person, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 and row 13 of the cover page(s) of this Schedule 13D and are incorporated herein by this reference thereto. As a result of the irrevocable voting proxies described in Item 3, above, Mr. Jordan may be deemed to have the power to vote or to direct the voting of the 1,561,166 shares of common stock of the Issuer subject to such voting proxies and the power to vote or direct the vote of 167,576 shares of common stock and options to purchase 410,000 shares of common stock (exercisable as of the date this Schedule 13D is filed) held by Blair Jordan Strategy and Finance Consulting Inc.
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transactions in the Common Stock during the past 60 days except as disclosed in Item 3, above, which information is incorporated by reference in this Item 5(c).
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Person, only the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer reported by this Schedule 13D which are held directly by the Reporting Person. The Reporting Person has no power or right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer reported by this Schedule 13D which are the subject of the voting proxies.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer's common stock on August 4, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information provided in Items 2, 3, 4 and 5 of this Schedule 13D, is hereby incorporated herein by this reference thereto, including, but not limited to the description of the Voting Agreements and the Notice of Restricted Stock Grant and Restricted Stock Grant Agreements.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Voting Agreement dated February 5, 2025, between 180 Life Sciences Corp., James N. Woody and Blair Jordan https://www.sec.gov/Archives/edgar/data/1690080/000121390025011369/ea023028801ex10-2_180life.htm 2. Form of Notice of Restricted Stock Grant and Restricted Stock Grant Agreement (February 2025 Officer and Director Grants) https://www.sec.gov/Archives/edgar/data/1690080/000121390025016103/ea023175801ex10-3_180life.htm 3. Voting Agreement dated February 21, 2025, between 180 Life Sciences Corp., Dr. Marlene Krauss and Blair Jordan https://www.sec.gov/Archives/edgar/data/1690080/000121390025017089/ea023200801ex10-2_180life.htm 4. Voting Agreement dated April 28, 2025, between 180 Life Sciences Corp., Elray Resources, Inc. and Blair Jordan https://www.sec.gov/Archives/edgar/data/1690080/000121390025037115/ea023984401ex10-2_180life.htm 5. 2025 Option Incentive Plan - Form of Stock Option Agreement (June 2025 Awards) https://www.sec.gov/Archives/edgar/data/1690080/000121390025055701/ea024612101ex10-3_180life.htm 6. 2022 Omnibus Incentive Plan - Form of Notice of Restricted Stock Grant and Restricted Stock Grant Agreement - (June 2025 Awards) https://www.sec.gov/Archives/edgar/data/1690080/000121390025055701/ea024612101ex10-4_180life.htm 2025 Supplemental Option Incentive Plan - Form of Stock Option Agreement (July 2025 Awards) https://www.sec.gov/Archives/edgar/data/1690080/000121390025068930/ea025010101ex10-5_180life.htm

## Signatures
- Blair Jordan: /s/ Blair Jordan, Blair Jordan (08/06/2025)